Saba Capital Income & Opportunities Fund N -2/A

Exhibit (r)(1)

Code of Ethics

A.	Introduction

The Firm serves as a registered investment adviser and as a result stands in a position of trust and confidence with respect to Clients. Accordingly, the Firm has a duty to act in the best interests of its Clients.

Each Employee (as defined below) of the Firm is required to conduct his/her business consistent with the highest legal and ethical standards and in accordance with all applicable laws, rules and regulations. In order to comply with these requirements and protect the Firm’s reputation for integrity, the Firm has adopted this Code. The Code supplements and should be read in conjunction with the rest of the Firm’s Manual, the Employee handbook and any other applicable Firm policies or procedures, each as may be amended, restated or supplemented from time to time.

As a registered investment adviser, the Firm is a fiduciary to its advisory Clients and as such owes its Clients a duty of care and a duty of loyalty. The fiduciary duties follow the contours of the relationship between the Firm and its Clients, and the Firm and its Clients may shape this relationship by agreement, provided that there is full and fair disclosure and informed consent. Employees are required to act in accordance with the Firm’s fiduciary duties at all times.

●    The Firm’s duty of care requires (i) that it has a fundamental obligation to provide advice that is in the best interests of its Clients at all times, (ii) that it seeks best execution of a Client’s transactions where it has the responsibility to select broker-dealers to execute Client trades, and (iii) that it provides advice and monitoring over the course of the relationship.

●    The Firm owes its Clients a duty of undivided loyalty and the utmost good faith.

●    The Firm must employ reasonable care to avoid misleading Clients and provide full and fair disclosure of all material facts to Clients and prospective Clients.

●    The Firm must eliminate, or at a minimum, disclose fully and frankly all conflicts of interest that might incline it, consciously or unconsciously, to render advice that is not disinterested.

●    The Firm cannot use Client assets for its benefits or for the benefit of other Clients without Client consent.

●    The Firm cannot place its own interests ahead of the interests of its Clients.

The Firm believes that these general principles not only help fulfill its fiduciary obligations, but also protect the Firm’s reputation and instills in its employees the Firm’s commitment to honesty, integrity and professionalism. All Employees should understand that these general principles apply to all conduct, whether or not the conduct is also covered by more specific standards or procedures set forth below.

Any violation of the Code by any Employee or members of an Employee’s Family (as defined below) may result in dismissal, suspension with or without pay, or other disciplinary sanctions against the Employee, regardless of whether or not the violation of the Code also constitutes a violation of law. In situations where a violation of the Code might also constitute a violation of applicable law – such as trading while in possession of, or tipping on the basis of, material non-public information – penalties might include civil or criminal liability, including fines, imprisonment, disgorgement of profits realized or losses avoided, and other sanctions. All Employees should be aware that the Firm may initiate or cooperate in proceedings resulting in such liability.

Finally, the Code does not attempt to identify all possible conflicts of interests and literal compliance with each of the specific procedures will not shield an Employee from liability for conduct that violates the Firm’s duty to act in the best interest of the Clients. Accordingly, the policies and procedures contained in the Code will be interpreted broadly to prevent any situation which could impugn on the Firm’s reputation for professionalism and integrity. It is the duty of all Employees to follow both the specific requirements and the spirit of the Code. If an Employee believes that a conflict of interest has not been identified or appropriately addressed, that Employee should promptly bring the issue to Compliance’s attention.

B.	Coverage of the Code

a.	Employees

The Code applies to all of the Firm’s employees, which for purposes of the Code includes all of the Firm’s directors, officers, partners, employees, temporary employees and any other affiliated persons designated by Compliance (which may include, if designated by the CCO, consultants, independent contractors and certain other persons) (each an “Access Person,” “Employee” or “you” and collectively the “Access Persons,” “Employees” or “we”). All Employees are treated as Access Persons, irrespective of whether he or she has access to nonpublic information regarding Clients’ purchase or sale of securities, is involved in making securities recommendations to clients or has access to such recommendations that are nonpublic.

b.	Personal Accounts and Managed Accounts

The requirements and restrictions on personal investing contained in the Code apply to all Personal Accounts (as defined below). All Employees are required to promptly notify Compliance in writing of any update to information previously provided to Compliance regarding any Personal Account.

i.	Personal Accounts

The term “Personal Account” means any (a) securities account in which an Employee has any direct or indirect beneficial ownership1, which includes the following types of accounts (including brokerage accounts, margin accounts, IRAs and 401(k)s, investment partnerships and hedge funds) through which Covered Securities may be traded (including those opened prior to employment with the Firm) and (b) account on a prediction market platform including Kalshi:

●	Accounts in the Employee’s name;

●	Accounts in the name of the Employee’s spouse (a “Spouse”);

●    Accounts in the name of the Employee’s domestic partner, minor children and anyone else to whom the Employee provides significant financial support, and any immediate family sharing the Employee’s household, including the Employee’s domestic partner, child, stepchild, parent, stepparent, grandchild, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, other ‘in laws’ and adoptive relationships (each, together with a Spouse, a “Family Member”). The defined term, Employee, will also capture the defined term, Family Member, when appropriate in the sections covering Personal Account Reporting and Personal Transactions);

1 An Employee is deemed to have “beneficial ownership” if the Employee, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect opportunity to profit or share in any profit derived from the relevant Personal Account. For a full definition of beneficial ownership, refer to Rule 16a-1(a)(2) under the Exchange Act.

●	Accounts in which the Employee or a Family Member has a beneficial interest (including those held in the name of a nominee or custodian, other than Managed Accounts (as defined below));

●	Accounts with respect to which the Employee or a Family Member directly or indirectly controls or participates in, or has the right to control or to participate in, investment decisions (such as any trust or custodial accounts for which an Employee or Family Member acts as trustee or otherwise exercises influence or control or is a beneficiary);

●	Accounts in which any partnership, corporation or other entity to which the Employee or a Family Member is a director, officer or partner or in which the Employee or a Family Member has a 10% or greater beneficial interest, or owns a controlling interest or exercises control; and

●	Accounts in which the Employee or a Family Member exercises investment discretion, regardless of beneficial ownership.

Compliance reserves the right to limit the brokerage firms in which any Employee or a Family Member can maintain a Personal Account. Additionally, Compliance may require the disclosure of certain digital wallets holding cryptocurrencies and other digital assets.

ii.	Managed Accounts

A Managed Account (“Managed Account”) is an account (a) in which the Employee or a Family Member has contractually delegated all direct investment discretion over the account to a third-party manager or trustee (the “Managed Account Manager”) and (b) neither the Employee nor a Family has exercised “indirect discretion” over the account.

Subject to the qualifications set forth below, exercising “indirect discretion” includes, but is not limited to, the following actions: (a) providing recommendations, opinions, or advice to the Managed Account Manager with respect to any Covered Security (defined below); (b) consulting with or providing pre-approval to the Managed Account Manager prior to any transaction of a Covered Security (defined below) and (c) consulting with or providing instructions to the Managed Account Manager as to the particular allocation of a specific Covered Security (defined below) to be held in the account.

Conversely, the following actions do not constitute the exercise of “indirect discretion”: (a) providing instructions to the Managed Account Manager for particular allocations for asset-classes (e.g. 10% cash, 60% equity, 30% bonds); (b) selecting broad investment strategies or risk tolerances (e.g. aggressive vs moderate vs conservative or requesting that the Managed Account Manager be mindful of liquidity); (c) reviewing or discussing the Managed Account Manager’s views of portfolio positions provided that the Employee or a Family Member does not subsequently provide trade instructions to the Managed Account Manager with respect to any Covered Security; (d) reviewing or discussing a specific transaction after the settlement of such transaction; and (e) providing instructions to the Managed Account Manager to transact in an Exempt Security (defined below).

An Employee wishing to qualify an account as a Managed Account, must provide a “Managed Account letter,” from a broker, investment adviser or account manager, as applicable, stating that the applicable Employee and Family Member, as applicable, has no direct or indirect influence or control with respect to which securities are purchased in the account. The Employee may also be required to provide periodic certifications thereafter (such timing of certifications to be determined at the sole discretion of Compliance). If an account is so established as a Managed Account, the account would not be subject to the reporting requirements herein. On an ad hoc sample basis, Compliance may request reports on holdings and/or transactions made in the Managed Account to identify transactions that would have been prohibited pursuant to the Code, absent reliance on the reporting exception.

iii.	Covered Securities

The term Covered Security includes the following:

●	equity securities (publicly or privately offered), and options, warrants, or other derivatives related to such securities;

●	debt securities (publicly or privately offered), and options, warrants, or other derivatives related to such securities;

●	all forms of limited partnership and limited liability company interests, including interests in Private Funds (such as hedge funds or private equity funds), and interests in investment clubs;

●	shares of exchange-traded funds;

●	shares of closed-end funds; and

●	all other “securities” as defined in section 202(a)(18) of the Advisers Act[2].

A Covered Security does not include (such exempt securities and instruments described below are defined as an “Exempt Security”):

●	direct obligations of the Governments of the United States and United Kingdom;

●	bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

●	shares issued by money market funds;

●	shares issued by U.S.-based open-end funds other than reportable funds[3];

●	shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds;

●	approved CFTC futures contracts which may include, but are not limited to, metals, agricultures, energy, currencies, and indices. Cryptocurrency derivatives (i.e., CME futures), however, are not deemed to be Exempt Securities; and

2 “Security” means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

3 A “reportable fund” is any fund for which the Firm serves as an investment adviser as defined in Section 2(a)(20) of the Investment Company Act of 1940; or any fund whose investment adviser or principal underwriter controls the Firm, is controlled by the Firm, or is under common control with the Firm. For purposes of this Section, control has the same meaning as it does in Section 2(a)(9) of the Investment Company Act of 1940.

●	spot cryptocurrency coins such as Bitcoin, Ethereum, and Litecoin and other digital assets unless obtained as part of an initial coin offering; however, related derivatives such as options and futures of such spot cryptocurrency coins and digital assets are not deemed to be Exempt Securities.

C.	Personal Account Reporting

a.	Initial Holdings Disclosure

Each Employee must complete an initial holdings disclosure by registering (i) all Personal Accounts (including accounts that hold securities excluded from the definition of “covered security” and accounts on prediction market platforms) and (ii) all holdings in those Accounts (including event contracts on prediction market platforms) and a complete report of each Access Person’s securities holdings no later than ten (10) days after the person joins the Firm, in the Firm’s ComplianceAlpha system excluding those accounts that do not hold Covered Securities). The Initial Holdings Reports must be current as of a date not more than 45 days prior to the individual joining the Firm.

If you have any problems completing the initial holdings disclosure please contact Compliance.

b.	Periodic Account Statements/Transaction Reports

After completion of the Initial Holdings Disclosure, Employees must satisfy the need for periodic account statements by ensuring that Personal Account information remains at all times current in ComplianceAlpha. For example, if an Employee beneficially owns investments in Personal Accounts and those investments do not appear in ComplianceAlpha, it is the responsibility of the Employee to correct the information and inform Compliance of any such situations, or may submit paper statements with proof of such investments. If you have any problems keeping Personal Account information current in ComplianceAlpha, please contact Compliance.

Employees must submit in ComplianceAlpha or by paper if necessary, a Quarterly Transaction Report no later than 30 days after the end of each calendar quarter, which report must cover, at a minimum, all transactions during the quarter (including transactions in event contracts on prediction market platforms) executed by the employee and Family Members. If an employee did not have any transactions or account openings to report, this should be indicated on ComplianceAlpha no later than 30 days of the end of each calendar quarter.

Annually, Employees must submit in ComplianceAlpha, an annual report of all securities holdings, no later than 45 days after the previous year. The holdings reports must be current as of a date not more than 45 days prior to the date the report is submitted.

D.	Personal Transactions

c.	General Parameters and Limitations

As a general mater, Employees are discouraged from investing in Covered Securities in their Personal Accounts. For any Employee that seeks to engage in such investing, the following parameters will apply:

i.	Pre-Approval[4]. Unless made through a Managed Account or with respect to an ETF on the Pre-Approved ETF List (see below), any transactions by you or Family Members in Covered Securities as well as event contracts on prediction market platforms require prior approval from Compliance either through the ComplianceAlpha system or via email. In instances where a member of Compliance (other than the CCO) seeks pre-approval, a different member of Compliance will review and approve or deny the request. For instances where the CCO requires pre-approval, such approval will be performed by the GC and CFO or another Partner of the Firm.

ii.	Pre-Approved ETF List. All ETFs are Covered Securities and are required to be pre-approved under this Code; provided, however, that the ETFs included on the list of pre-approved ETFs (The “Pre-Approved ETF List”) are deemed to be pre-approved and therefore do not require a transaction specific pre-approval (subject to the 30-day Holding Period set forth below). The Pre-Approved ETF List may be periodically updated by Compliance, and it is the sole responsibility of the employee to ensure that transactions in ETFs by the employee or Family Members and which are not pre-approved by Compliance are with respect to ETFs on the Pre-Approved ETF List then in effect at the time of the transactions.

4 Pre-approval is not necessary if the transaction is non-volitional on the part of the Employee. “Non-volitional” transactions include (i) acquisitions of securities through dividend reinvestment plans, stock dividends, stock splits and reverse stock splits, and (ii) dispositions of securities through margin calls, mandatory tenders, options expirations and bond maturations. If any Employee has an automatic investment plan, it must be disclosed to and reviewed by Compliance.

iii.	Possession of Confidential Information. If an Employee is in possession of information relating to a company that could be considered confidential or non-public, they must refrain from seeking pre-approval and/or executing any transaction in both Client accounts and their Personal Accounts and they must immediately inform Compliance who will determine if the Firm’s Restricted List or Grey List must be updated. Similarly, if an Employee comes into possession of such information after receiving pre-approval, but before executing a trade in their Personal Account, the pre-approval is deemed revoked, the Employee must refrain from executing the transaction and he/she must inform Compliance who will determine if the Firm’s Restricted List or Grey List must be updated.

iv.	No Investments in Individual Companies. The Firm generally prohibits investing in single stock equities or corporate debt securities. Possible exceptions to this prohibition are limited to:

○	Sales of single name Covered Securities that an Employee already owned prior to joining the Firm; and

○	Other extraordinary circumstances as determined solely by Compliance.

v.	Speculative Investing. Employees may engage in a purchase or sale of Covered Securities for long-term investment purposes only, and shall not engage in speculative or risk arbitrage-type investing. As a result, Employees and members of an Employee’s Family generally may not engage in transactions involving what are general considered “deal” or “rumor” securities. “Deal” or “rumor” securities, as broadly determined by Compliance in its sole discretion, may include securities which are the subject of reports, rumors or speculation regarding significant market developments.

vi.	30-day Holding Period. The firm maintains a holding period of 30 calendar days for all Covered Securities in all Personal Accounts. Employees may not transact any buy followed by any sell (or any sell followed by any buy) in a security or related security until a period of 30 days has transpired between the two transactions. Any deviation from this holding period must be pre-approved by Compliance and will generally only be granted due to Employee hardship.

vii.	Securities Held by the Private and Registered Funds. Generally, unless Compliance determines there is a reason otherwise that does not conflict with the best interests of the Firm’s clients (which may include a need for personal liquidity in a high volume, liquid security and such a sale does not conflict with the investment activities of the Firm), Employees will not approve transactions in Covered Securities involving a security that is owned by the Firm’s clients.

viii.	Denials. Compliance has the right to deny approval of any securities transaction with or without reason and/or explanation. The fact that a securities transaction is permitted or denied is confidential and should not be disclosed by the Employee seeking approval.[5] Employees and Family Members should have no expectation of ready liquidity with respect to positions in Covered Securities. Employees and Family Members may be required to hold such Covered Securities for an extended period of time and bear the risk of loss during the holding period, which may last for the duration of an Employee’s employment with the Firm.

ix.	Approvals Only Applicable to Specific Request. Any approval is valid only for the specific Covered Securities transaction for which approval was requested. For example, no mater how soon after an Employee has executed an approved transaction, if the Employee wishes to effect another transaction in the same security, the Employee must again seek approval from Compliance through ComplianceAlpha or via email.

x.	Must be Ready to Trade. Employees must seek approval for a Covered Securities transaction in a Personal Account only if they already have made a decision to engage in the transaction for which approval is sought. Any approval may be revoked at any time after it is granted and before the transaction is executed.

xi.	Expiration of Approvals. Unless otherwise approved by Compliance in writing, approvals will expire at the close of the markets on the business day after approval is granted. If for any reason an Employee delays the execution beyond the expiration date/time, the Employee must again seek and receive approval for the transaction from Compliance prior to engaging in the transaction.

Compliance reserves complete discretion to limit the timing of (i) when pre-approval can be sought by Employees, (ii) when Compliance will review pending requests or (iii) when approval decisions are communicated to Employees. Compliance also maintains broad discretion to impose any additional requirements or restrictions or approve exceptions to the parameters set forth herein.

5 Note, however, that Compliance may consult with other Employees, including but not limited to, supervisor(s), a portfolio manager or trader, with regards to any transaction request.

d.	Monitoring and Surveillance

Compliance will actively monitor employee personal trading for violations of the policy and reserves the right to direct an Employee to reverse, cancel, liquidate or freeze a transaction or position at its discretion. Compliance also reserves the right to restrict personal account trading due to violations of this policy and expects to take disciplinary action against violators, up to and including termination.

E.	Gifts and Entertainment

The Firm places high value on ethical business practices and addressing conflicts of interest. In order to address potential or perceived conflicts of interest that may arise when an Employee accepts or gives a gift or entertainment, the Firm requires Employees to disclose or cause to be disclosed within thirty (30) days after the current quarter-end certain gifts and entertainment they receive from any person or entity that does or seeks to do business with, or on behalf of, the Firm or the Clients (e.g., investors, prospective investors, brokers, attorneys, advisers, consultants, borrowers, counterparties, or Clients (each, a “Third Party”)). In some cases, the Firm requires pre-approval of gifts and entertainment, and may even prohibit them altogether. The following specific rules apply to all Employees:

a.	Gifts

Employees must disclose or cause to be disclosed within thirty (30) days after the current quarter-end all gifts received or given with a fair value above $100 to Compliance.

Employees are required to seek pre-approval from Compliance via the Firm’s ComplianceAlpha software program or via email prior to accepting or giving any gift above $250 from/to a Third Party. Compliance will keep a log of any such gifts and may require that any such gift be returned to the provider.

Notwithstanding the foregoing, no Employee may receive gifts having an aggregate value of $100 per year from any person associated with a broker-dealer unless approved by Compliance. Employees that are registered with FINRA may not accept or give gifts with an aggregate value of greater than $100 per entity annually and must report all gifts received and given. Rules applicable to persons associated with a broker-dealer prohibit this practice.

The Firm expects that it will bear the costs of Employee travel and lodging associated with conferences, research trips, and other business-related travel. If these costs are borne by a person or entity other than the Firm they should be treated as a gift to the Employee for purposes of this policy.

Gifts such as holiday baskets or lunches delivered to the Firm’s offices, which are received on behalf of the Company, do not require reporting. Promotional items valued at less than $10 that clearly display the giver’s company logo also need not be reported. Examples of promotional gifts include mugs, hats and umbrellas.

b.	Entertainment

Employees must disclose or cause to be disclosed within thirty (30) days after the current quarter-end all entertainment received or given to Compliance. Employees are required to report the giving or receiving of any entertainment that exceeds this $100 to Compliance via ComplianceAlpha or via email.

No Employee may accept or provide inappropriate, extravagant or excessive entertainment from/to a Third Party. If you receive an invitation for entertainment that you believe may exceed what is common in the industry for New York City (e.g., an invite to a New York City dinner, concert or sporting event), you must seek pre-approval from Compliance via ComplianceAlpha or via email prior to accepting or providing the entertainment. Compliance will keep a log of any such entertainment and may require that any such invitation for entertainment be declined or, if accepted, repaid by the Employee.

Note that in order for an event to be considered “entertainment”, the provider of the entertainment must also attend the event. Otherwise, the “entertainment” is actually a gift. For example, if an Employee receives tickets to an event, unless the provider attends the event with the Employee, the price of the tickets becomes relevant because acceptance of the tickets is conditioned on the aforementioned pre-approval rule on gifts above $250.

c.	Cash

No Employee may give or accept cash gifts, or cash equivalents, to or from an investor, prospective investor, borrower, Client or any entity that does or seeks to do business with, or on behalf of, the Firm or a Client.

d.	Solicited Gifts

No Employee may use his or her position with the Firm to obtain anything of value from a Client, supplier, person to whom the Employee refers business, or any other entity with which the Firm, or a Client, does or seeks to do business.

e.	Charitable Donations

Giving of or the solicitation of any gifts or entertainment on behalf of a third party charitable organization shall be treated as giving or receiving a gift under the policy. The same (a) $100 and $250 reporting limits and (b) thirty (30) days after the current quarter-end reporting deadlines will apply.

f.	Government Officials

Employees may not give a gift or provide entertainment of any value to government officials or their families, including foreign officials, without the prior approval of Compliance (see also Political Contributions and Activities at Section VI).

g.	Union Officials

The Department of Labor has established certain reporting requirements that apply to service providers to Taft-Hartley employee benefit funds. Those service providers, including investment advisors, must make annual reports detailing virtually all gifts and entertainment provided generally to unions, their officers, employees and agents, subject to a de minimis threshold. Accordingly, Employees must receive pre-approval for gifts and entertainment provided to such persons via ComplianceAlpha.

h.	ERISA Plan Fiduciaries

The Firm must be mindful that myriad state and municipal regulations exist around the exchange of gifts and entertainment with such officials. Accordingly, Employees must consult with the CCO before providing any gifts or entertainment in connection with the solicitation of state and municipal pension, and similar plans.

i.	Referrals

Employees may not make referrals of Clients to third parties, such as accountants or attorneys, in return for any expected benefit.

F.	Initial Public Offerings and Private Securities Transactions

Employees must seek pre-approval from Compliance prior to participating in any initial public offering or private security transaction. For the purpose of the policy, private security transactions will mean “any private transaction made for investment purposes outside of a covered brokerage account (e.g., investing in a business, hedge fund or similar alternative investments, buying rental properties, flipping real estate, etc.).” Employees should seek pre-approval using ComplianceAlpha or by directly contacting Compliance. In general, such transactions will be approved if they fall outside the scope of the Firm’s business. Compliance reserves the right to deny certain transactions that may fall under the scope of the Firm’s business, or contribute to potential conflicts of interest or potential receipt of material non-public information.

G.	Cryptocurrencies

Investments and trading in spot cryptocurrency coins such as Bitcoin, Ethereum, and Litecoin are permissible without obtaining pre-approval from Compliance. Cryptocurrencies and other digital assets, however, may carry “security”-like features (e.g., initial coin offerings, dividends, interest payments, or grant voting and/or ownership rights in an enterprise, entity, or product) and may be considered securities under federal securities law and are subject to the Initial Public Offerings (with respect to initial coin offerings) and Private Securities Transactions (with respect to initial coin offerings) policy outlined above. In the event that (a) U.S. federal law or (b) the SEC, the CFTC, a prudential regulator, or any other regulatory or administrative body with regulatory or supervisory authority over the Firm and/or the Clients deems certain cryptocurrency coins or digital assets to be “securities,” then such cryptocurrency coins or digital assets may no longer be deemed to be Exempt Securities and may become subject to the overall restrictions contained in this Code relating to investments and transactions in Covered Securities, including but not limited to certain reporting and pre-approval requirements.

H.	Family Connections to Public and Private Companies

In aiming to identify and address potential and perceived conflicts of interest, Employees of the Firm are required to disclose to Compliance, to the extent known, any family member that: (i) works for a competitor that could reasonably be expected to benefit from information to which the Employee has access; (ii) serves as a senior officer, director, or partner of a public company; (iii) serves as a senior officer6, director, or partner of a private company with which the Firm does or is likely to do business; (iv) owns five percent or more of the outstanding shares of a public company; or (v) owns five percent or more of the capital of a private company with which the Firm does or is likely to do business.

6 “Senior officer”, for the purpose of this policy shall mean President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer, Chief Compliance Officer, Chief Risk Officer, or any other comparable position.

If any of the above family connections exist, Employees shall refrain from the following (unless specifically approved by the CCO): (i) arranging or negotiating the terms of any business relationship between the subject company and the Firm (e.g., service contracts, subscription agreements, and side letters); or (ii) engaging in any transactions with the subject company on behalf of the Firm.

For the purpose of this section, “family member” shall generally mean spouses, domestic partners, siblings, parents, children, and roommates. Disclosures should be made via the Employee Disclosure Questionnaire through ComplianceAlpha within 10 days of the start of employment or via email, and updated as necessary, but at least annually thereafter. Any questions regarding family connections that must be disclosed should be directed to Compliance.

I.	Political Contributions and Activities

Rule 206(4)-5 under the Advisers Act is designed to address “pay-to-play” practices of registered investment advisers. The rule prohibits the following activities:

●	An investment adviser may not receive compensation from a “Government Entity”[7] for two years after the adviser or a “Covered Associate”[8] has directly or indirectly made a “Contribution”[9] to a Government Official. Similarly, an investment adviser may not receive compensation from a RIC that is an investment option of a plan or program of a Government Entity (“Covered Investment Pool”) for two years after the adviser or a Covered Associate has directly or indirectly made a Contribution to a Government Official. This provision is referred to as the “time out.”

7 “Government Entity” means any state or political subdivision of a state, including (i) any agency, authority or instrumentality of the state or political subdivision; (ii) a pool of assets sponsored or established by the state or political subdivision or any agency, authority or instrumentality thereof, including, but not limited to a “defined benefit plan” or a state general fund; (iii) a plan or program of a Government Entity (i.e., any participant-directed investment program or plan sponsored or established by a state or political subdivision thereof, including, but not limited to, a “qualified tuition plan” authorized under Section 529 of the Internal Revenue Code (“IRC”), a retirement plan authorized by Section 403(b) or 457 of the IRC, or any similar plan or program); and officers, agents, or employees of the state or political subdivision or any agency, authority or instrumentality thereof, acting in their official capacity. An official of a Government Entity (“Government Official”) means any person (or election committee for such person) who was, at the time of a contribution, an incumbent, candidate or successful candidate for elective office of a Government Entity, if the office: (a) is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a Government Entity, or (b) has authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a Government Entity.

8 A “Covered Associate” of an investment adviser is defined as: (i) any general partner, managing member or executive officer, or other individual with a similar status or function; (ii) any employee who solicits a government entity for the investment adviser and any person who supervises, directly or indirectly, such employee; and (iii) any political action committee controlled by the investment adviser or by any of its Covered Associates.

9 “Contribution” means any gift, subscription, loan, advance, or deposit of money or anything of value made for (i) the purpose of influencing any election for federal, state or local office, (ii) payment of debt incurred in connection with any such election, or (iii) transition or inaugural expenses of the successful candidate for state or local office.

●	An adviser and its Covered Associates may not directly or indirectly coordinate or solicit a Contribution to a Government Official or to a political party of a state or locality where the adviser provides, or seeks to provide, advisory services to a government plan (“Political Party”).

●	An adviser and its Covered Associates may not directly or indirectly pay a third party placement agent or other solicitor to solicit a Government Official to invest with an adviser, unless the third party is an SEC registered and FINRA member broker-dealer or SEC-registered municipal advisor that is subject to comparable “pay-to-play” restrictions (“Regulated Person”) with respect to the relevant Government Entity.

The rule includes a “look-back” provision. The “look back” provision attributes to an adviser the activities of a Covered Associate for the two years prior to the time the person became a Covered Associate, but shortens the “look-back” period to six months when the Covered Associate is a natural person who does not solicit investors for the adviser after becoming a Covered Associate. Pursuant to a “look back,” an adviser may be subject to the “time out” provided by the rule.

The rule includes a carve out for the following de minimis Contributions by Covered Associates to Government Officials and Political Parties: up to $350 per election to a Political Party or Government Official for whom a Covered Associate is entitled to vote and up to $150 per election to a Political Party or Government Official for whom a Covered Associate is not entitled to vote.

[10]	The recordkeeping requirements are provided under Rule 204-2(a)(18)(i)(B) of the Advisers Act.

Under the recordkeeping provisions related to the rule10 advisers must maintain certain records of the activities of the adviser and its Covered Associates, including a listing of all Government Entities that have invested in a Covered Investment Pool through either a 529 plan or participant-directed 403(b) or 457 plans. In September 2011, recognizing that advisers of Covered Investment Pools may not know whether a Government Entity invests in a Covered Investment Pool due to the investment being through an omnibus account or the like, the SEC issued no-action relief that permits advisers to satisfy these recordkeeping requirements if the adviser maintains a record of:

1)	Each Government Entity that invests in a Covered Investment Pool whose account can reasonably be identified as being held in the name of or for the benefit of such Government Entity on the records of the Covered Investment Pool or its transfer agent[11];

2)	Each Government Entity whose account was identified as that of a Government Entity – at or around the time of the initial investment – to the adviser or one of its client servicing employees or Covered Associates;

3)	Each Government Entity that sponsors or establishes a 529 Plan and has selected a specific Covered Investment Pool as an option to be offered by such 529 Plan; and

4)	Each Government Entity that has been solicited to invest in a Covered Investment Pool either (i) by a Covered Associate or Regulated Person of the adviser; or (ii) by an intermediary or affiliate of the Covered Investment Pool if a Covered Associate, Regulated Person, or client servicing employee of the adviser participated in or was involved in such solicitation, regardless of whether such Government Entity invested in the Covered Investment Pool.

POLICY

It is the policy of the Firm that it and its Covered Associates comply with the rule. Compliance is responsible for administering this policy and for maintaining a list of the Firm’s Covered Associates. Although not all Employees are Covered Associates under Rule 206(4)-5 of the Advisers Act, the Firm deems all Employees to be Covered Associates for the purposes of this policy. The Firm and its Covered Associates may not directly or indirectly coordinate or solicit a Contribution to a Government Official or to a Political Party.

Neither the Firm nor any Covered Associate may engage in any of the activities covered by this policy without pre-approval, except:

●	Covered Associates may contribute up to $150 per election to a Government Official or Political Party per election cycle when the Covered Associate is not entitled to vote for the candidate;

●	Covered Associates may contribute up to $350 per election to a Government Official or Political Party per election cycle when the Covered Associate is entitled to vote for the candidate.

11 Under the alternative recordkeeping requirements, Advisers are not required to seek information from omnibus account holders or the like in order to comply with the Rule.

PROCEDURES

Each Employee must obtain pre-clearance from Compliance via ComplianceAlpha or via email before making a Contribution, except any contributions by the CCO himself must be pre-cleared with the GC and CFO. The pre-clearance request must disclose the date, amount and recipient of such contribution.

Compliance will maintain the following records under this policy:

●	The names, titles and business and residence addresses of all Covered Associates;

●	A log of all direct or indirect contributions made by the Firm or any Covered Associate (i) to a Government Official or (ii) a Political Party or (iii) PAC (each, a “Recipient”) that includes:

○	The name and title of the contributor;

○	The name and title of the Recipient (including any city/county/State or other political subdivision); and

○	The amount and date of the Contribution.

●	The names and business addresses of each Regulated Person of the Firm.

●	A listing of all Government Entities identified on the direct records of the Firm. Compliance will review and update such records as needed.

●	A listing of all Government Entities identified on the direct records of the Firm. Compliance will review and update such records as needed.

●	A listing of all Government Entities whose accounts were identified as that of Government Entities – at or around the time of the initial investment – to the Firm or one of its Regulated Persons or Covered Associates.

●	A listing of all Government Entities that sponsors or establishes a 529 Plan and has selected an account managed by the Firm as an option to be offered by the 529 Plan.

●	A listing of all Government Entities that have been solicited to invest in any Client account either (i) by a Covered Associate or Regulated Person of the Firm; or (ii) by an intermediary or affiliate of the Firm if a Covered Associate or Regulated Person of the Firm participated in or was involved in such solicitation, regardless of whether such Government Entity invested in an account managed by the Firm.

a.	Charitable Donations

Donations by the Firm or Employees to charities with the intention of influencing such charities to become investors are strictly prohibited. Employees should notify Compliance about any actual or apparent conflict of interest in connection with any charitable contribution, or about any contribution that could give an appearance of impropriety. Any charitable donations are required to be disclosed to Compliance pursuant to Appendix I.E.

b.	Public Office

Employees must obtain written pre-approval from Compliance prior to running for any public office. Employees may not hold a public office if it presents any actual or apparent conflict of interest with the Firm’s business activities.

J.	Directorships and Outside Business Activities

a.	Directorships

No Employee shall serve as a director of any entity without first obtaining the approval of Compliance. Any such approval shall be based on a determination by Compliance (and, in some cases, the Employee’s supervisor or the Firm’s senior management) that such service will be consistent with the interests of the Client and that it can be conducted in accordance with the Firm’s Policy on Insider Trading. At the direction of Compliance, in its sole discretion, such person may be required to resign from such directorship. Upon the commencement of employment, each Employee must notify Compliance if he or she currently serves as a director of any entity, or served in such capacity over the course of the preceding 12 months.

b.	Outside Business Activities

No Employee shall be employed by, or receive compensation from, any person or entity pursuant to a business activity outside the scope of his or her relationship with the Firm without first obtaining the approval of Compliance. Such approval, if granted, may be subject to restrictions or qualifications and is revocable at any time.

K.	Social Media

The use of social media sites like Facebook, LinkedIn, Twitter and YouTube have become an increasingly legitimate and prevalent form of communication in people’s personal and business lives. Accordingly, regulatory agencies have begun to focus on the regulation of social media by investment professionals.

The Firm has adopted the following policies and procedures to address Employees’ potential usage of social media. It is the responsibility of each employee to adhere to these policies and procedures and report any known or suspected violations of this policy. Given the quickly evolving nature of social media and the changing regulatory landscape, these policies and procedures are subject to modification as Compliance sees fit. The CCO may, in his discretion, provide exceptions to this policy for certain personnel.

a.	Restrictions

Employees are prohibited from engaging in business communications and business activities on social media sites unless approved by Compliance. Employees are also prohibited from mentioning the Firm or its investment advisory services in their communications and activities on social media sites (with the general exception of LinkedIn mentioned below) unless approved by Compliance. Employee Facebook pages, Instagram profiles and Twitter profiles, amongst others, should not include any mention of the Firm without an exception granted from the CCO. On a case-by-case basis, exceptions may be granted to certain personnel. Limited exceptions have been made for the CIO, as spokesman for Saba, pursuant to detailed social media procedures documented outside of this Manual. Any business conversations must be conducted through Firm email, Bloomberg, or other approved communications.

Additionally, Employees are encouraged but not required to implement enhanced privacy settings for their personal social media sites including making their social media profiles and feeds only available to known personal contacts. It is the responsibility of each Employee to ensure that their respective profiles remain personal.

The one general exception to the above restriction, notwithstanding exceptions granted by the CCO, is for Employees who wish to make use of the professional-oriented networking site, LinkedIn. Employees may mention the Firm, but must adhere to the following guidelines: (i) profiles must only identify the Firm as “Saba Capital Management, L.P.”; (ii) there should be no description of the Firm’s business; (iii) job titles must either match the title included in the relevant Employee’s employment contract, business card, or be approved by Compliance; (iv) Employees are responsible for ensuring their LinkedIn profile is properly linked to the Firm’s official profile page; and (v) no Employee can initiate a Saba Capital business-related contact through any LinkedIn means of communication – such communications must be done through the Firm’s email system. In addition, Employees should be particularly wary of making and receiving “recommendations” on LinkedIn. When posted by other users to your account, “recommendations” can be considered advertisements. Do not solicit “recommendations” from other users and notify Compliance before accepting any “recommendation”.

Below is a summary of restrictions relating to certain social media sites:

●	Facebook

○	Cannot mention the Firm anywhere on site

○	Recommended Privacy Settings:

▪	For each section, set to “Friends only”

●	Twitter/Instagram

○	Cannot mention the Firm anywhere on site (unless granted an exception by the CCO)

○	Recommended Privacy Settings:

▪	Go to privacy section, protect tweets/posts so they can only be viewed by friends or people whom you approve

●	LinkedIn

○	Limited mention of Firm allowed – name, title, dates served

▪	Any other description of duties at the Firm must be pre-approved by Compliance

○	Recommended Privacy Settings

▪	Only connections should be able to view activity

▪	Profile – Edit Public profile and uncheck “show all details”

b.	Personal email accounts

Saba Capital permits incidental use of personal e-mail while in the office. Similar to use of social media, Employees are prohibited from engaging in business communications or activities through personal email accounts, as these cannot be archived by Global Relay.

c.	Personal instant messaging accounts

Any use of personal instant messaging accounts for business purposes must be pre-approved by Compliance. Compliance will only approve certain instant messaging or chat services such as Bloomberg Instant Messenger which can be configured to save all communications to Global Relay. For the avoidance of doubt, Employees are not permitted to use Google Chat, WhatsApp, WeChat, Telegram, Signal, Viber, Line, KakaoTalk or any other similar messaging platform for business communications under any circumstance.

d.	Text Messaging

Employees are prohibited from using text messaging to transmit work-related messages.

e.	Oversight

All Employees must adhere to the highest ethical standards with respect to all of their interactions through any social media outlet. The Firm’s computer and e-mail systems are valuable assets. While the Firm permits incidental use of its systems for personal activities as set forth above, it must be infrequent and must not involve any prohibited activity, interfere with the productivity of the Employee or his/her co-workers or consume system resources. In the case that any conversation through personal e-mail or social media becomes business related, the Employee must immediately stop the communication, inform Compliance, and resume the discussion via the Firm’s email system.

Employees must also understand that they should have no expectation of a personal privacy right with respect to any form of communication through, or mater created on or received on, or even accessed on, the Firm’s computer and e-mail systems. The Firm can choose to access, review and preserve any such communication with or without notice. Each Employee understands and is in agreement with this fact and waives any right to personal privacy with respect to such communications. Employees are required to confirm this understanding by signing an initial and annual acknowledgement form provided by Compliance.

In addition, each Employee must disclose (i) all social media accounts or blogs (and the associated user names, if any) and (ii) the address for all personal email and instant messaging accounts upon employment via a disclosure form provided by Compliance. Employees are required to notify Compliance of any changes to these disclosures as they occur, and generally confirm them annually.

L.	Reporting Violations

Every Employee must immediately report any violation, or suspected violation, of the Code to Compliance. Such reports can be filed through ComplianceAlpha or the Employee can speak with Compliance directly. All reports will be treated confidentially and will be investigated promptly and appropriately. The Firm will not retaliate against any Employee who reports a violation of the Code in good faith. Compliance will keep records of any material violation of the Code, and of any action taken as a result of the violation.

M.	Exceptions to the Code

Compliance may, under very limited circumstances, grant an exception from the requirements of the Code on a case-by-case basis, provided that:

●	The Employee seeking the exception provides Compliance with a written statement (i) explaining why an exception would be appropriate and/or (ii) representing that compliance with the requirement would impose undue hardship on the Employee;

●	Compliance believes that the exception would not harm the Clients or violate the general principles stated in the Code; and

●	The Employee provides any supporting documentation that Compliance may request.

No exceptions may be made to the fundamental requirements contained in the Code that have been adopted to meet applicable rules under any applicable federal or state securities law.

N.	Administration of the Code

Compliance will oversee the implementation of the Code, including, but not limited to, determining that personal trades by Employees and members of an Employee’s Family are consistent with the requirements and restrictions set forth in the Code. Employees are required to fully cooperate with any inquiries into their conduct by Compliance and any monitoring or review procedures employed by the Firm. Compliance will maintain all applicable records associated with Employee compliance with the code including, but not limited to: (i) records of employee acknowledgement of the Code, (ii) covered personal trading records and reports, (iii) records of any exceptions granted, and (iv) violations of the Code and action undertaken in response.

The Firm may, upon request, allow investors to review the Code at the Firm’s offices.

O.	Sanctions

All Employees are required to adhere to the principles and procedures set forth in the Code. Any violation of any provision of the Code may result in disciplinary action. Compliance will determine an appropriate sanction. Disciplinary action may include, among other sanctions, a letter of reprimand, disgorgement of any personal trading profits, suspension with or without pay, demotion or termination of employment – in all cases regardless of whether or not the violation of the Code also constitutes a violation of law.

P.	Acknowledgement of Receipt and Compliance

The Firm will provide each Employee with a copy of the Code and any amendments hereto. Any questions regarding any provision of the Code or its application should be directed to Compliance. Each Employee must provide Compliance with a written Acknowledgement Form evidencing the fact that such Employee has received, reviewed, and understands the Code (i) upon the date the Employee first receives the Code and (ii) as required by Compliance thereafter. The Acknowledgement Form is provided by Compliance upon employment, and at least annually thereafter.

Q.	Reports to the Registered Fund’s Board of Directors/Trustees

The Firm will report to the Registered Funds’ board of directors/trustees any material violation of the Code by an Access Person and such Access Person may be called upon to explain the circumstances surrounding any non-clerical violation for evaluation by the board.

In addition, upon request and no less frequently than annually, the Firm will, upon written request, provide to the applicable board a written report that:

(a) Describes any issues arising under the Code or procedures since the last report to the board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

(b) Certifies that the Firm has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.